[TechTeam Global, Inc. Letterhead]
August 7, 2008
VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549

Re:	TechTeam Global, Inc. Registration Statement on Form S-3 (File No. 333-123967)
Ladies and Gentlemen:
     On behalf of TechTeam Global, Inc. (the “Company”) and pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), we respectfully request withdrawal of the Company’s registration statement (File No. 333-123967), including all amendments and exhibits thereto (the “Registration Statement”), initially filed with the Securities and Exchange Commission (the “Commission”) on April 8, 2005.
     The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Act. The Company requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement(s). The Company confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.
     It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within 15 days after such date, the Company receives notice from the Commission that this application will not be granted.
     If you have any questions regarding this application for withdrawal, please contact the undersigned.

Very truly yours, TechTeam Global, Inc.
/s/ Michael A. Sosin
Name:	Michael A. Sosin
Title:	Corporate Vice President, General Counsel and Secretary